Exhibit 21.1

Subsidiaries of Rekor Systems, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
AOC Key Solutions, Inc.	Delaware
Rekor Recognition Systems, Inc.	Delaware
Rekor Public Safety Network, LLC	Delaware
Firestorm Franchising, LLC	Delaware
Firestorm Holdings, LLC	Delaware
Firestorm Solutions, LLC	Delaware
Global Public Safety, LLC	Delaware
Global Technical Services, Inc.	Texas
KeyStone Solutions, LLC	Delaware
Novume Media, Inc.	Delaware
OpenALPR Software Solutions, LLC	Delaware